Aduro Clean Technologies Announces Closing of US$15.64 Million
Underwritten Public Offering

London, Ontario, June 11, 2026 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (TSX: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced the closing of its underwritten U.S. and Canadian public offering (the "Public Offering") of 1,028,645 common shares at a price of US$15.20 (C$21.20) per common share for gross proceeds to the Company of US$15,635,404, before deducting underwriting discounts and offering expenses.

Canaccord Genuity acted as sole bookrunning manager and representative of the several underwriters in connection with the Public Offering.

Aduro intends to use the net proceeds from the Public Offering for expenditures related to the design, engineering and construction of its first-of-a-kind demonstration-scale industrial plant (the "FOAK Plant"), ongoing research and development costs and the remainder for general corporate purposes and working capital.

The Public Offering was made concurrently in the United States and in the Canadian provinces of British Columbia and Ontario pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on December 15, 2025 and effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025, as supplemented by the prospectus supplement dated June 10, 2026.

The base shelf prospectus and the prospectus supplement relating to the Public Offering have been filed with the securities regulatory authorities in British Columbia and Ontario and with the SEC in the United States, and are available for free under the Company's profiles on SEDAR+ maintained by the Canadian Securities Administrators at www.sedarplus.ca and on the SEC's website for EDGAR at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying base shelf prospectus may also be obtained from Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

All foreign exchange calculations set forth in this press release are based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947. The listing of the Common Shares issued under the Public Offering was conditionally approved by the Toronto Stock Exchange ("TSX") and remains subject only to customary post-closing conditions of the TSX.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Head of Corporate Development / Investor Relations

ir@adurocleantech.com

+1 226 784 8889

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of applicable United States securities laws, and "forward-looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical facts, included in this press release are forward-looking statements. The material factors and assumptions used to develop the forward-looking statements contained in this press release include the Company's understanding and belief of current market conditions; approved business plans and regulatory approvals with respect to the FOAK Plant and other pilot plants; continued progress in research and development activities; results of ongoing test work for technological and process improvements; the Company's experience with regulators; and the continuation of positive economic conditions. When used in this press release, the words "plan", "potential," "indicate," "expect," "intend," "believe," "may," "will," "if," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, references to the Company's anticipated use of net proceeds from the Public Offering, statements regarding final regulatory approvals for the Public Offering and the anticipated receipt thereof, including, without limitation, customary post-closing conditions of the TSX. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to factors that result in changes to the Company's anticipated use of proceeds, including those which may affect the Company's expectations with respect to its FOAK Plant or other pilot plants. These and other risks and uncertainties are described more fully in the section captioned "Risk Factors" in the Company's Base Shelf Prospectus, Prospectus Supplement, management discussion and analyses, and its annual information form dated August 27, 2025, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of the date hereof, and the Company undertakes no duty to update such information except as required under applicable law, including the securities laws of the United States and Canada.